

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
Mr. Carl C. Icahn
c/o Icahn Capital L.P.
767 5th Avenue, 47th Floor
New York, NY 10153

Re: **Forest Laboratories, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed on July 3, 2012 by Icahn Capital L.P. et al.
File No. 001-05438

Dear Mr. Icahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Election of Directors, page 7

1.   Please disclose the amount of securities of the company indirectly beneficially owned by Mr. Ninivaggi. See Item 5(b)(1)(iv) of Schedule 14A.

2.   Please disclose Mr. Fromkins' present principal occupation or employment. See Item 5(b)(1)(ii) of Schedule 14A.

Proposal 4/5 – Repeal Of New Bylaws Adverse To The Interests Of Stockholders, page 13

3.   Your resolution as drafted, and certain of your disclosure, indicates that this resolution will operate to repeal any bylaw amendments not included in the bylaws as publicly filed prior to June 18, 2012. However, disclosure in the paragraphs following the text of the

resolution implies that the resolution will only operate to repeal bylaw amendments that security holders believe are not in their best interests. Please revise to clarify this point, and disclose, if true, that the proposed resolution could have the effect of repealing a bylaw amendment that security holders believe are in their best interests.

Cost and Method of Solicitation, page 20

4.   Please disclose total expenditures to date. See Item 4(b)(4) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions